Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ANNOUNCES SECOND QUARTER 2010 FINANCIAL AND
OPERATING RESULTS AND MANAGEMENT APPOINTMENTS

(All figures are in United States dollars unless otherwise stated).

Vancouver, British Columbia – August 4, 2010 – Minefinders Corporation Ltd. today reported its financial and operating results for the second quarter ended June 30, 2010 and the appointment of two seasoned mining professionals to its management team.

Q2 2010 summary results include:

•	Second quarter revenue of $21.6 million.

•	Income from operations of $2.4 million.

•	Net loss of $0.9 million or $0.01 per share.

•	Positive operating cash flow before changes in working capital of $6.3 million.

•	Proceeds of $21.6 million from the sale of 14,073 ounces of gold and 266,129 ounces of silver at an operating cash cost of $597 per gold equivalent ounce sold.

•	Gold production of 13,783 ounces and silver production of 277,147 ounces.

•	Receipt of a draft pre-feasibility study examining a mill addition at Dolores.

•	Receipt of a pre-feasibility study for the La Bolsa gold and silver deposit.

“Gold and silver production in the second quarter reflects the lower grade ore stacked to the leach pad during the first quarter this year,” said Mark Bailey, President and CEO. “However, production from phases 2 and 3 of the pit reached target levels during the second quarter, eliminating the need to supplement production by processing low-grade stockpile material. The average gold and silver grades stacked to the leach pad in June of 0.51 grams per tonne and 40.7 grams per tonne respectively reflect the higher grade ore that we are now starting to access. With grades increasing, tertiary screen repairs complete, optimization efforts well underway and the phase 2 leach pad ready for loading ore in August, production is expected to increase through the second half of this year.”

Financial and Operating Results

At June 30, 2010 the Company had $21.3 million in cash and cash equivalents, net working capital of $50.8 million and $50 million available from a revolving credit facility. The net proceeds from the production and sale of gold and silver, working capital on hand and funds available through its revolving credit facility will allow the Company to fund its current and projected cash requirements.

Gold and silver production decreased in the second quarter of 2010 primarily due to lower average ore grades stacked to the leach pad in preceding quarters and as a result of remediation work on a tear in the phase 1 leach pad towards the end of June 2010. The remediation work required cessation of leaching on affected areas of the leach pad and is expected to be completed by the end of August 2010.  Loading of ore on to the phase 2 leach pad is scheduled to commence in late August.

A comparison of the second quarter and six-month period of 2010 compared to 2009 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009(1)	2010	2009(1)
Ore crushed and stacked (tonnes)	1,567,534	1,373,935	3,005,655	2,646,512
Strip Ratio	1.84	2.57	2.40	2.63
Gold production (oz)	13,783	23,336	32,561	37,505
Silver production (oz)	277,147	419,946	522,233	702,375
Sales proceeds (millions)	$21.6	$26.0	$48.0	$42.1
Gold equivalent volume sold (oz) (2)	18,256	27,704	41,907	44,856
Cash operating cost per gold equivalent ounce sold (2)	$597	$527	$604	$506
Total cash cost per gold equivalent ounce sold (2)	$630	$552	$637	$526
Gold volume sold (oz)	14,073	22,108	33,757	35,421
Average realized gold price (per oz)	$1,180	$937	$1,143	$938
Silver volume sold (oz)	266,129	369,532	526,797	642,913
Average realized silver price (per oz)	$18.79	$14.19	$17.84	$13.76

(1) Reflects pre-commercial production from January 1, 2009 to April 30, 2009.

(2) Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the second quarter and six-month period of 2010 were estimated using a 64 to 1 silver to gold ratio and a 65 to 1 silver to gold ratio, respectively (2009 – 66 to 1 ratio and 68 to 1 ratio, respectively).

Minefinders commenced pre-commercial production of gold and silver in November 2008. Financial and operating results reflect the transition from pre-commercial operations to the commencement of commercial production at the Dolores Mine effective May 1, 2009.

The complete unaudited second quarter 2010 financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Exploration and Development Highlights

At the beginning of April, the Company reported the results of a draft pre-feasibility study assessing the addition of a mill at Dolores.  Minefinders is now progressing to a detailed feasibility study on the construction of a mill. In advancing the feasibility study, additional mill options will be reviewed and evaluated in the context of the economic considerations pertinent to Minefinders prior to a construction decision.

During the second quarter the Company also continued to advance its 2010 exploration program.  At Dolores, a drill program using one diamond core rig and one reverse-circulation rig identified a new mineralized zone, the North Dome.  The presence of underground and extended mineralization to the south of the open pit was also confirmed.  Drilling also commenced at the Company’s grass-roots La Virginia property.  The drilling is focused on testing the high-grade gold and silver mineralization identified within workings of the central La Virginia area. Initial results are encouraging and assay results are expected to be reported in the third quarter.

On July 7, Minefinders reported the results of a pre-feasibility study for the La Bolsa property.  The results of the study are positive and the Company is assessing a number of options to realize value from the La Bolsa project. Options under consideration include, but are not limited to, progressing to feasibility and a production decision or the sale or joint venture of the La Bolsa project. A National Instrument 43-101 compliant technical report will be filed with SEDAR.

Management Appointments

Minefinders is pleased to announce the appointment of Mr. Laurence Morris as Vice President, Operations with effect from September 1, 2010. Laurence has 30 years of mine management and planning experience and will be responsible for leading the strategic development of the Company’s mining operations.

Also joining the team is Mr. Thomas Bagan as Vice President, Corporate Development with effect from August 23, 2010. Thomas, an experienced mining professional will manage the Company's corporate and project development initiatives.  President & CEO Mark Bailey commented, “We are very pleased to have Laurence and Thomas join our management team. Their knowledge and extensive global experience in the mining industry will be invaluable as we continue to develop our existing operations and pursue our strategies for growth.”

Conference Call

An investor conference call will be held on Thursday, August 5, 2010 at 1 p.m. Pacific Time (4 p.m. Eastern Time) to discuss the results.  Participants may join the call by calling toll-free 1-866-226-1793 or 1-416-340-2219 for calls outside Canada and the U.S.   A live audio webcast of the conference call will also be available on the home page of the Company’s website, www.minefinders.com.  An audio replay will be available until August 12, 2010 by calling toll-free 1-800-408-3053 in Canada and the U.S. or 1-416-695-5800 for calls outside Canada and the U.S. Please enter the pass code 3544508.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  For more information, please visit our website at www.minefinders.com.

Investor contacts:
Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This news release includes non-GAAP performance measures of “operating cash cost per ounce”, “total cash cost per ounce”, and “operating cash flow before changes in working capital”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.